Exhibit 99.2

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685-9441
www.westernwindenergy.com

N E W  R E L E A S E

June 20, 2008

Toronto Venture Exchange Symbol: “WND”
Issued and Outstanding: 30,115,221

WESTERN WIND ENERGY CLOSES AN OVERSUBSCRIBED PRIVATE PLACEMENT OF SPECIAL WARRANTS

Vancouver, BC, June 20, 2008 - Western Wind Energy Corp. (“Western Wind”) (TSX-V: WND) is pleased to announce that it has closed an oversubscribed private placement of $15 million announced on May 27, 2008 (the “Private Placement”). The Private Placement was led by Loewen, Ondaatje, McCutcheon Limited (“LOM”) and included Clarus Securities Inc. (the “Agents”). The Agents exercised the 20% overallotment option for gross proceeds of $18 million to the Company.

Western Wind intends to use the net proceeds from the offering to repay approximately $12.5 million of acquisition loan owed to Pacific Hydro and the balance will be used for working capital purposes.

Western Wind will use its best efforts to file a prospectus qualifying the distribution of the common shares and warrants issuable upon exercise or deemed exercise of the special warrants and to have a decision document issued for a final prospectus issued by the securities commissions in Canada on or before July 31, 2008. In the event that a decision document is not received for a prospectus qualifying the distribution of the common shares and warrants issuable upon exercise or deemed exercise of the special warrants by July 31, 2008, each special warrant will be convertible into 1.1 common shares (in lieu of one common share) and 0.55 warrant (in lieu of one-half warrant).

Western Wind is in the business of acquiring exceptional land sites, capital and technology for the production of electricity from renewable sources. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona and California. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
Chief Executive Officer

Cautionary Note on Forward Looking Statements
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Certain statements included herein are "forward-looking statements" as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.